KINDER MORGAN ENERGY PARTNERS, L.P. AND SUBSIDIARIES
EXHIBIT 12 – STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars In Millions Except Ratio Amounts)

	Six Months Ended June 30, 2008	Six Months Ended June 30, 2007

Earnings:
Pre-tax income from continuing operations before adjustment for minority interest and equity earnings (including amortization of excess cost of equity investments) per statements of income	$656.3	$55.6
Add:
Fixed charges	226.5	211.2
Amortization of capitalized interest	1.0	1.0
Distributed income of equity investees	63.9	66.6
Less:
Interest capitalized from continuing operations	(18.6)	(12.6)
Minority interest in pre-tax income of subsidiaries with no fixed charges	(0.2)	(0.3)

Income as adjusted	$928.9	$321.5

Fixed charges:
Interest and debt expense, net per statements of income (includes amortization of debt discount, premium, and debt issuance costs; excludes capitalized interest)	$216.6	$203.1
Add:
Portion of rents representative of the interest factor	9.9	8.1

Fixed charges	$226.5	$211.2

Ratio of earnings to fixed charges	4.10	1.52